UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FABRINET
(Exact name of the registrant as specified in its charter)

Cayman Islands	001-34775	98-12228572
(State of other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

c/o Intertrust Corporate Services
One Nexus Way, Camana Bay
Grand Cayman
KY1-9005
Cayman Islands
(Address of principal executive offices)

Csaba Sverha
Chief Financial Officer
+66 2-524-9600

(Name and telephone number, including area code, of the
person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 to this Form SD, are publicly available at investor.fabrinet.com/financial-information/sec-filings.

Any websites referenced in this Form SD and the information accessible through them are not incorporated in this Form SD.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit No.	Description

1.01	Fabrinet Conflict Minerals Report for Calendar Year 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FABRINET
(Registrant)

By:	/s/ Csaba Sverha	May 29, 2024
	Csaba Sverha	(Date)
Executive Vice President, Chief Financial Officer